Exhibit 4.6

FIRST RESPONDER SYSTEMS AND TECHNOLOGY INC.

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (the “Agreement”) is entered into as of the     th day of             , 2005, by and among First Responder Systems and Technology Inc., a Delaware corporation (the “Company”), and the purchasers of the Company’s 3% Debentures Due December 30, 2010 (“Debentures”) as set forth in Exhibit A. The purchasers of the Debentures shall be referred to hereinafter as the “Investors” and each individually as an “Investor.”

WHEREAS, the Company proposes to sell and issue up to eight million ($8 million) of Debentures with Warrants pursuant to the Debenture Purchase Agreement by and between the Company and the purchasers listed on Exhibit A thereto (the “Purchase Agreement”);

WHEREAS, in order to induce the Company and certain of the Investors to enter into the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall extend to the Investors certain rights as set forth below.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement and in the Purchase Agreement, the parties mutually agree as follows:

SECTION 1. General

1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

“Holder” means any person owning of record Shares.

“Initial Offering” means the Company’s first firm commitment underwritten public offering of its shares of Common Stock or equivalent equity security registered under the Securities Act having an aggregate offering price to the public of at least $8,000,000.

“Common Stock” means shares of common stock (par value .0001) in the Company.

“Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” means shares of Common Stock of the Company issued or issuable upon exercise of the Warrants.

“Warrants” shall mean the warrants to purchase shares of the Company’s Common Stock at an exercise price of $0.01 per share, issued pursuant to the Purchase Agreement.

SECTION 2. Covenants of the Company and Certain Shareholders.

2.1 Basic Financial Information and Reporting.

The Company will maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied, and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

2.2 Inspection Rights. Each Investor shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries, and to discuss the affairs, finances and accounts of the Company or any of its subsidiaries with its officers, and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested; provided, however, that the Company shall not be obligated under this Section 2.2 with respect to a competitor of the Company or with respect to information which the Board of Directors determines in good faith is confidential and should not, therefore, be disclosed.

2.3 Confidentiality of Records. Each Investor agrees to use, and to use its best efforts to insure that its authorized representatives use, the same degree of care as such Investor uses to protect its own confidential information to keep confidential any information furnished to it which the Company identifies as being confidential or proprietary (so long as such information is not in the public domain), except that such Investor may disclose such proprietary or confidential information to any partner, subsidiary or parent of such Investor for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent is advised of the confidentiality provisions of this Section 2.3.

2.4 Commonwealth Advisor Board Seats. So long as Commonwealth Advisors, Inc. (“Commonwealth”) or one of its affiliates holds at least $2 million of Debentures, Commonwealth shall have the right to appoint three directors of the total five directors of the board of directors of Company and the holders of the shares of Common Stock shall vote to designate the persons designated by Commonwealth as directors.

2.5 Reservation of Shares of Common Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of the Warrants, all shares of Common Stock issuable from time to time upon such exercise.

2.6 Board of Directors. As of the date of this Agreement (i) the authorized size of the Board of Directors of the Company is five members, and (ii) the members of the Board of Directors of the Company include Joseph “Jay” Roccaforte, Walter Monsour, Louis K. Greenblatt, Steve E. Hicks, and Jack Harless.

2.7 Termination of Covenants. All covenants of the Company contained in Section 3 of this Agreement shall expire and terminate as to each Investor on the effective date of the registration statement pertaining to the Initial Offering.

2.8 Disbursement Approval Procedures. No checks, other than payroll checks, greater than $5,000, or multiple checks written to the same or related vendors totaling $10,000, may be written on Company’s account, and no contracts shall be entered into by Company without counter-signature by one of the three directors appointed by Commonwealth.

2.9 Extraordinary Transactions. The following transactions require the vote of at least two of the three directors appointed by Commonwealth:

(a)	Merger or combination of the Company into or with another corporation or entity;

(b)	Sale of all or substantially all of the Company’s assets;

(c)	Incurrence of secured debt or unsecured debt (other than ordinary trade credits);

(d)	Issuance of additional equity in the Company;

(e)	Amendment of this Agreement, the Debenture Purchase Agreement, the Certificate of Incorporation or the Bylaws of the Company;

(f)	Any contracts or leases that obligate the Company to spend more than $10,000 per year;

(g)	All written employment agreements; or

(h)	Adoption of the annual budget of the Company.

Section 3. Miscellaneous.

3.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Louisiana.

3.2 Survival. The representations, warranties, covenants, and agreements made herein shall survive any investigation made by any Holder and the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

3.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Shares from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Shares specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

3.4 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Purchase Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

3.5 Severability. In case any provision of the Agreement shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

3.6 Amendment and Waiver.

(a) Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the holders of at least sixty-six and two-thirds percent (66-2/3%) of the Shares.

(b) Notwithstanding the foregoing, this Agreement may be amended with only the written consent of the Company to include additional purchasers of Shares as “Investors,” “Holders” and parties hereto.

3.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder’s part of any breach, default or noncompliance under the Agreement or any waiver on such Holder’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

3.8 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Exhibit A hereto or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

3.9 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

3.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date set forth in the first paragraph hereof.

COMPANY:

First Responder Systems and Technology Inc.

By:
Name:	Joseph A. Roccaforte, Jr.
Title:	President and Chief Executive Officer

INVESTORS:

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date set forth in the first paragraph hereof.

Investors

By:
Name:
Title:

EXHIBIT A

SCHEDULE OF INVESTORS

Name	Principal Amount of Debentures
TOTAL	$